News Release

Alexco Secures Permitting To Commence Underground Development of the Bellekeno Mine, Keno Hill Silver District

June 19, 2008 Vancouver, British Columbia -- Alexco Resource Corp. (TSX: AXR, AMEX:AXU) ("Alexco") is pleased to announce that it has received the mining land use permit required to commence re-development of the historic Bellekeno Mine in order to complete an advanced underground exploration program, extract a bulk sample from the silver rich Southwest Zone, and rehabilitate the historic workings in preparation for a production decision in early 2009. The mining land use permit was secured on schedule, and a second permit, a Type B Water Use Licence required for mine dewatering, is proceeding as planned. The Bellekeno Mine contains an inferred resource of 537,000 tonnes containing 1,016 grams per tonne silver, 13.5% lead, and 10.7% zinc. The resource remains open to the west and down plunge.

Procon Mining and Tunneling Ltd., the contractor engaged to carry out the re-development, has been on site since April completing preparatory work including establishing the portal for a 650 meter decline to access the former workings, and progressing underground rehabilitation work in the former primary access way. The new decline, which will take approximately four months to drive, will intersect the former workings in the area of the 99 Zone which is centrally located between the silver-lead rich Southwest zone and the zinc-silver rich East zone. After connecting the new decline to the former workings, the mine will be dewatered and rehabilitated as appropriate.

Underground definition and exploration drilling is expected to begin in fall 2008, initially focused on further defining and expanding the silver-lead mineralization outlined in the 99 and Southwest zones where surface drilling in 2007 outlined an inferred resource of 357,800 tonnes containing 1,394 grams per tonne silver, 19.0% lead, and 5.5% zinc. A bulk sample will also be extracted from this zone to confirm metallurgical recoveries and mining conditions. Alexco’s objective is to obtain sufficient results from the advanced exploration and bulk sampling programs to make a commercial development decision on the Bellekeno Mine in early 2009.

Alexco is concurrently preparing a preliminary assessment (scoping study) on the Bellekeno Mine, and is awaiting finalization of the National Instrument 43-101 (“NI 43-101”) compliant technical report by its independent consulting engineers. The results of this economic analysis will be released shortly.

Surface exploration using two diamond drills is ongoing on other target properties in the Keno Hill Silver District, including the historic Onek zinc-silver mine area adjacent to Bellekeno Mine, and the Lucky Queen, Keno 700, and Hector Calumet historic mine areas. Results will be released as they become available over the summer.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1150
Vancouver, BC V6C 1S4

The technical information in this news release has been reviewed and approved by Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by NI 43-101.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 18% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.